Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

September [   ], 2017

VIA EDGAR TRANSMISSION

Ms. Allison White
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Manager Directed Portfolios (the “Trust”) Securities Act Registration No.: 333-133691
Investment Company Registration No.: 811-21897
Vert Global Sustainable Real Estate Fund (S000059043)

Dear Ms. White:

This amendment is being filed under Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of August 16, 2017 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 34 to its registration statement, filed on behalf of its series, Vert Global Sustainable Real Estate Fund (the “Fund”).  PEA No. 34 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on July 7, 2017 for the purpose of registering the Fund as a new series of the Trust.  The Trust is filing this PEA No. 37 under Rule 485(a) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s response, each of your comments is included in bold typeface and immediately followed by the Trust’s response.

The Trust’s responses to your comments are as follows:

General Comments

1.	Staff Comment: Please update the EDGAR series and class identifiers for the Fund when the ticker symbol is available.

Response:  The Trust responds by making the requested update to the Fund’s EDGAR series and class identifiers.

Prospectus – Summary Section – Fees and Expenses of the Fund

2.
Staff Comment:  Please revise disclosure in footnote (2) to the Fees and Expenses of the Fund table to state that the waiver is subject to recoupment, as described in the disclosure included in the paragraph entitled “Fund Expenses” on page 14 of the Prospectus.

Response:  The Trust responds by replacing footnote (2) to the Fees and Expenses of the Fund table with the following disclosure.

“(2) Pursuant to an operating expense limitation agreement between Vert Asset Management, LLC (the “Advisor”) the Fund’s investment advisor, and the Fund, the Advisor has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred loads, Rule 12b-1 plan fees, shareholder servicing plan fees, taxes, leverage (i.e., any expenses incurred in connection with borrowings made by the Fund), interest (including interest incurred in connection with bank and custody overdrafts), brokerage commissions and other transactional expenses, expenses incurred in connection with any merger or reorganization, dividends or interest on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation (collectively, “Excludable Expenses”) do not exceed 0.50% of the Fund’s average daily net assets, through at least September 20, 2020, unless terminated sooner by, or with the consent of, the Trust’s Board of Trustees (the “Board of Trustees”).  To the extent the Fund incurs Excluded Expenses, Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement will exceed 0.50%.  The Advisor may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date such fees and expenses were waived or paid, if such reimbursement will not cause the Fund to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.”

3.
Staff Comment:  With respect to the Example, please disclose whether the effect of the expense waiver described in footnote (2) to the Fees and Expenses of the Fund table is reflected in the figures provided in the Example, and state that the waiver is only applicable for the period of the contractual agreement.

Response:  The Trust responds by adding the following statement to the disclosure preceding the Example.

“The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through September 20, 2020.”

Prospectus – Summary Section – Principal Investment Strategies

4.
Staff Comment:  With respect to the statement that the Fund will invest in real estate investment trusts (“REITs”) or companies that the Advisor considers to be REIT-like entities please clarify the disclosure to specify what the Advisor considers to be REIT-like entities.

Response:  The Trust responds by revising the applicable disclosure to indicate that REIT-like entities are entities that are “similar to REITs because of the way they are treated by tax authorities or because of the way they are required to conduct their business”.

5.
Staff Comment:  With respect to the inclusion of the term “Sustainable” in the Fund’s name, please include a policy requiring the Fund to invest at least 80% of its net assets in environmentally-friendly or ESG issuers.

Response:  The Trust responds by adding the following policy to the disclosure of its investment strategies:

“The Fund will invest at least 80% of its net assets in securities of companies that meet the Advisor’s ESG criteria.”

6.
Staff Comment:  With respect to the statement that the Advisor may engage third party service providers to provide research relating to sustainability criteria of the securities in the Fund’s investment portfolio, please revise to make this statement more definitive.

Response:  The Trust responds by revising the applicable sentence to replace the word “may” with “will.”

7.
Staff Comment:  The Staff notes that the statement “the Fund invests in companies principally engaged in the real estate industry using a market capitalization weighted approach” suggests there is a defined universe in which the Fund may invest.  Please include disclosure defining the Fund’s investable universe.

Response:  The Trust responds respectfully that the Fund’s investable universe is already defined in this section as U.S. and non-U.S. companies in the real estate industry and REITs and REIT-like entities, including disclosure explaining that the Fund generally considers a company to be principally engaged in the real estate industry if the company: (i) derives at least 50% of its revenue or profits from the ownership, management, development, construction, or sale of residential, commercial, industrial, or other real estate; (ii) has at least 50% of the value of its assets invested in residential, commercial, industrial, or other real estate; or (iii) is organized as a REIT or REIT‑like entity.  The Trust responds further by revising the current disclosure to clarify that the Fund may invest in companies of any size.

8.
Staff Comment:  Please revise applicable disclosures in the third and fourth paragraphs in this section to specify the countries the Advisor has identified as approved markets or eligible countries for investment by the Fund.

Response:  The Trust responds by revising the applicable disclosure to indicate that the approved markets for the Fund currently include the U.S., Canada, France, United Kingdom, Belgium, Netherlands, Hong Kong, Singapore, Japan, Australia, New Zealand, Spain, Germany, Ireland, Norway, Sweden, Switzerland, Austria, Italy, Finland, Israel, South Africa, Thailand, Turkey, Mexico, Malaysia, Taiwan, Greece, South Korea, Brazil, and China.

Further, the Trust has replaced the reference to “eligible country” in this section with “Approved Market” in order to use consistent terminology.

9.
Staff Comment:  The Staff notes the disclosure in this section stating “the Fund does not intend to sell futures contracts to establish short positions in individual securities or to use derivatives for purposes of speculation or leveraging investment returns” is a negative strategy, and should be removed or relocated per Instruction 3 to Item 9(b) of Form N-1A, which provides that a negative strategy is not a principal investment strategy of a fund.

Response:   The Trust responds by deleting the applicable disclosure.

10.
Staff Comment: The Staff notes the final paragraph in this section is not disclosure of the Fund’s investment strategies, and should be removed to a different location or revised to include description of investment strategy.

Response:  The Trust responds by moving the applicable disclosure to the section of the Prospectus entitled “Management of the Fund.”

Prospectus – Summary Section – Principal Risks

11.
Staff Comment:  If the Fund is advised by or sold through an insured depository institution, include disclosure that an investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance corporation or any other government agency, per Item 4(b)(1)(iii) of Form N-1A.

Response:  The Trust responds by stating supplementally that the Fund is not advised by or sold through an insured depository institution.

12.
Staff Comment:  With respect to Derivatives Risk, the staff notes the risk disclosure references foreign exchange forward contracts, but such instruments are not included in the discussion of the Fund’s principal investment strategies.  Please remove the reference to foreign exchange forward contracts from the risk disclosure, or, if the Fund will use such instruments, revise the discussion of Principal Investment Strategies to include appropriate disclosure of this strategy.

Response:  The Trust responds by stating supplementally that the Fund does not consider foreign exchange forward contracts to be part of the Fund’s principal investment strategies.  The Trust responds further by replacing the current Derivatives Risk disclosure as set forth in the response to the next comment below.

13.	Staff Comment: Please tailor the Derivatives Risk disclosure more closely to the Fund’s Principal Investment Strategies.

Response:  The Trust responds by replacing the current Derivatives Risk disclosure in this section with the following:

“Futures Contracts and Options on Futures Risk.  Futures contracts and options on futures may be more volatile than investments directly in the underlying securities, involve additional costs and may involve a small initial investment relative to the risk assumed, and may cause the Fund to lose more money than the principal amount invested in such instruments.  In addition, futures contracts and options on futures contracts also involve the risk of mispricing or improper valuation, and the value of such instruments may not correlate perfectly to the underlying financial asset, index or other investment or overall securities markets.”

Prospectus – Summary Section – Management - Portfolio Managers

14.
Staff Comment:  Given the disclosure on page 15 of the Prospectus stating that the Sub-Advisor’s portfolio managers will perform trading and day‑to‑day portfolio management for the Fund according to investment guidelines established by the Advisor using the investment strategies and policies described in this prospectus, please consider whether it is appropriate to include Mr. Adams as a portfolio manager of the Fund in this section pursuant to Item 5(b) of Form N-1A.

Response:  The Trust responds by confirming supplementally that Mr. Adams will not serve as a portfolio manager of the Fund, and by deleting disclosure related to Mr. Adams accordingly in the Prospectus and SAI, as appropriate.

Prospectus – Investment Strategies, Risks and Disclosure of Portfolio Holdings – Principal Investment Strategies and Principal Risks

15.
Staff Comment:  The Staff notes disclosure in the fourth paragraph in this section states the “Fund invests in companies principally engaged in the real estate industry using a modified (emphasis added) market capitalization weighted approach,” while disclosure of the Fund’s Principal Investment Strategies in the Summary Section states the “Fund invests in companies principally engaged in the real estate industry using a market capitalization weighted approach.”  Please reconcile these two disclosures, and if applicable, clarify the meaning of the term “modified.”

Response:  The Trust responds by revising so the applicable statement in each section of the Prospectus states that the Fund invests in companies principally engaged in the real estate industry using a modified market capitalization weighted approach.  The Trust responds further by revising the applicable disclosure to clarify that the term “modified” means that the advisor may make adjustments to the representation in the Fund of an eligible company, or exclude a company, after considering the sustainability of the company, as well as free float, momentum, trading strategies, liquidity, profitability, and other factors that the Advisor determines to be appropriate, given market conditions, regardless of the relative market capitalization of a such company within the Approved Market.

16.
Staff Comment:  With respect to the discussion of passive foreign investment companies (“PFICs”) in the “Real Estate Investment Risks” disclosure, please consider whether a separate risk factor for PFICs should be included here and in the Summary Section.

Response:  The Trust responds by modifying the disclosure in this section to make the discussion of PFICs a separate risk factor.  The Trust responds further by adding corresponding risk disclosure to the discussion of Principal Risks in the Summary Section.

Prospectus – Management of the Fund

17.
Staff Comment:  With respect to the disclosure regarding the inclusion of the discussion regarding the basis of the Board of Trustees’ approval of the Advisory Agreement and Sub Advisory Agreement in the Fund’s next shareholder report, please specify which report will include this discussion, including the six-month reporting period covered by the report.

Response:  The Trust responds by revising the applicable disclosure to state the discussion regarding the basis of the Board of Trustees’ approval of the Advisory Agreement and Sub‑Advisory Agreement will be included in the Fund’s next semi-annual shareholder report for the period ending December 31, 2017.

18.
Staff Comment:  Please explain why the statement that the Fund, as a series of the Trust, does not hold itself out as related to any other series of the Trust for purposes of investment and investor services, nor does it share the same investment advisor with any other series of the Trust has been included.

Response:  The Trust responds by explaining supplementally that the Trust is a series trust with individual series that are separately managed by unaffiliated investment advisers.  The series of the Trust also do not share investor services, and are not held out as related for any marketing, distribution or similar purposes.

Prospectus – Shareholder Information

19.
Staff Comment:  With respect to the Redemptions In-Kind disclosure on page 20 of the Prospectus, please consider including disclosure addressing whether redemptions in-kind will be pro-rata slices of the Fund’s portfolio or individual securities or a representative basket of securities.

Response:  The Trust responds by revising the applicable disclosure to state that redemptions in-kind may be made in the form of pro-rata slices of the Fund’s portfolio, individual securities or a representative basket of securities.

Statement of Additional Information – Investment Limitations

20.
Staff Comment:  With respect to the disclosure of the Fund’s investment limitations, please revise restriction (2) regarding concentration of investments, or the narrative following the restriction, to affirmatively state that the Fund will adhere to the Staff’s position that the Fund must take the underlying holdings of an investment company in which the Fund is invested into account when determining concentration of the Fund.

Response:  The Trust responds by adding the following additional explanatory disclosure concerning investment limitation (2) following the enumerated list of fundamental investment limitations:

“With regard to the statement that the restriction set forth in item (2) above does not apply to securities issued by other investment companies, the SEC staff has maintained that a fund should consider the underlying investments of investment companies in which the fund is invested when determining concentration of the fund.  The Fund will look through to the underlying holdings of investment companies in which the Fund is invested when determining the concentration of the Fund.”

21.	Staff Comment: Please include a brief explanation of what senior securities are permissible under the 1940 Act.

Response:  The Trust responds by adding the following additional explanatory disclosure concerning investment limitation (8) following the enumerated list of fundamental investment limitations:

“With regard to the restriction set forth in item (8) above, the 1940 Act permits a fund to enter into options, futures contracts, forward contracts, repurchase agreements and reverse repurchase agreements provided that these types of transactions are covered in accordance with SEC positions.  Under SEC staff interpretations of the 1940 Act, such derivative transactions will not be deemed “senior securities” if a fund segregates or earmarks assets on the fund’s records or otherwise covers its obligations to limit the fund’s risk of loss, such as through offsetting positions.”

Statement of Additional Information – Investment Advisory and Other Services – Sub-Advisor

22.	Staff Comment: Unless the Fund has obtained appropriate exemptive relief, please disclose the sub-advisory fee rate in this section pursuant to Item 19(a)(3) of Form N-1A.

Response:  The Trust responds by making the requested revision.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5208.

Sincerely,

Douglas J. Neilson
President and Principal Executive Officer
Manager Directed Portfolios